

02003169



RECEIVED
MAR 01 2002
352

AM 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 3800
(No. and Street)

Houston, Texas 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen A. Lasher (713) 300-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick
(Name – *if individual, state last, first, middle name*)

700 Louisiana Street, Houston, TX 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen A. Lasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA SUE RYAN
MY COMMISSION EXPIRES
February 05, 2003
BONDED BY
NOTARY ASSOC. OF TEXAS, INC.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Financial Statements and Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041


SEC MAIL
RECEIVED
MAR 11 2002
PROCESSING
WASH. D.C.
352
SECTION

Independent Auditors' Report

The Partners
GulfStar Group I, Ltd.:

We have audited the accompanying consolidated statement of financial condition of GulfStar Group I, Ltd. (the Partnership) and subsidiary as of December 31, 2001, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GulfStar Group I, Ltd. and subsidiary as of December 31, 2001, and the results of their operations, changes in partners' capital, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 1, 2002



GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	85,860
Investment securities, at estimated fair value – not readily marketable (note 1)		3,000,000
Total assets	$	3,085,860
Liabilities and Partners' Capital		
Minority interest	$	14,244
Partners' capital (note 2)		3,071,616
Total liabilities and partners' capital	$	3,085,860

See accompanying notes to consolidated financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:		
Private placement fees	$	234,750
Investment income		47,500
Total revenues		282,250
Expenses:		
Management fee (note 1)		211,275
Other		115
Total expenses		211,390
Income before minority interest		70,860
Minority interest		14,244
Net income	$	56,616

See accompanying notes to consolidated financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Changes in Partners' Capital

Year ended December 31, 2001

	(.01%) General partner	(99.99%) Limited partners	Total
Balance at December 31, 2000	$ 2	14,998	15,000
Capital contribution	—	3,000,000	3,000,000
Net income	6	56,610	56,616
Balance at December 31, 2001	$ 8	3,071,608	3,071,616

See accompanying notes to consolidated financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	56,616
Minority interest		14,244
Purchase of investment securities		(3,000,000)
Net cash used in operating activities		(2,929,140)
Cash flows from financing activities:		
Contribution from partners		3,000,000
Net cash provided by financing activities		3,000,000
Net increase in cash and cash equivalents		70,860
Cash and cash equivalents at beginning of year		15,000
Cash and cash equivalents at end of year	$	85,860

See accompanying notes to consolidated financial statements.

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

The GulfStar Group, Inc. (GulfStar Inc.) was registered as a broker/dealer in securities with the Securities and Exhange Commission and the National Association of Securities Dealers, Inc. (NASD) under the Securities Exchange Act of 1934, but did not engage in the securities brokerage business. GulfStar Inc. engaged in investment banking activities, principally merger and acquisition advisory assignments and, to a lesser extent, the private placement of equity and debt securities, and general financial advisory services.

Effective August 17, 2000, substantially all of the assets and liabilities of GulfStar Inc., including the GulfStar Inc.'s broker/dealer license, were transferred to a newly formed entity, GulfStar Group I, Ltd. (the Partnership) subject to the terms of the Asset Contribution Agreement dated July 13, 2000. The Partnership's general partner is GulfStar Group GP, LLC, owning a .01% interest. From August 17, 2000 through September 30, 2000, the Partnership's sole limited partner was GulfStar Investment of Nevada, Inc. (GulfStar Nevada), owning a 99.99% interest. The transaction was accounted for as a reorganization of entities under common control. Net assets as of August 17, 2000 were then allocated to the partners based on the partners' respective ownership percentages. On October 1, 2000, GulfStar Nevada sold a 69.993% limited partnership interest to IBC Subsidiary Corporation (IBC Subsidiary), a wholly owned subsidiary of International Bankshares Corporation. After the sale, GulfStar Nevada and IBC Subsidiary own 29.997% and 69.993% in limited partnership interests, respectively. The purpose of the business operations of the entity have not been changed as a result of this transaction, and the Partnership will remain in existence until December 31, 2050.

The Partnership agreement provides that profits or losses will be allocated between the partners in proportion to their respective ownership percentages.

A limited partnership agreement (Merchant Banking Partnership) was entered into effective October 2, 2000, by Gulfstar Group GP, LLC, as general partner, owning a .01% interest, Gulfstar Nevada and the Partnership as the limited partners, owning a 29.997% and 69.993% interest, respectively, to create Gulfstar Merchant Banking, Ltd. Gulfstar Merchant Banking, Ltd. was organized (i) to buy, hold, and otherwise invest in securities which, in the General Partner's sole discretion, are suitable for the Merchant Banking Partnership and to thereafter dispose of the same; (ii) to receive, hold and dispose of non cash compensation item's and (iii) to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities held or owned by the Merchant Banking Partnership; to enter into, make, and perform all contracts and other undertakings; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. The Merchant Banking Partnership shall continue until August 31, 2050, unless sooner terminated in accordance with any provision of the Agreement. As of December 31, 2001, the Partnership has funded 100% of the Merchant Banking Partnership capital contributions.

As the Partnership has controlling interest in Gulfstar Merchant Banking, Ltd., these financial statements are shown on a consolidated basis.

(Continued)

On December 31, 2000, all assets and liabilities of the Partnership in excess of $15,000 were distributed to the partners and simultaneously contributed to a newly formed affiliated entity, GulfStar Group II, Ltd. (GulfStar II), which has the same ownership as the Partnership. Effective January 1, 2001, the Partnership will earn revenues solely from the private placement of, or the investment in, equity and debt securities. The Partnership will utilize the services of GulfStar II for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, record keeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services, the Partnership will pay GulfStar II a management fee, payable quarterly in arrears or at such other times as the parties may mutually agree. Fees are based on a percentage of private placement fee revenues.

(b) Basis of Accounting

The consolidated financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Partnership considers all short-term investments with original maturities of ninety days or less to be cash equivalents.

(e) Investment Securities

Investment securities represent investments in senior subordinated notes and common stock. The investment securities are carried at estimated fair value as determined by management. Interest income is recorded on the accrual basis.

(f) Private Placement Fees

Private placement fees are revenue earned from the private placement of, or the investment in, equity and debt securities. The revenue is recognized when earned.

(Continued)

(g) Income Taxes

Profits and losses from the Partnership are reported for income tax purposes by the respective partners and are allocated to the partners in accordance with the terms of the Partnership Agreement. Accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statements.

(2) Minimum Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had computed regulatory net capital of $71,616 which exceeded its required net capital of $5,000 by $66,616. The Partnership had no aggregate indebtedness at December 31, 2001.

(3) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2001 and for the year then ended, the Partnership had no liabilities subordinated to claims of general creditors.

(4) Exemption From Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Subsection (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

Schedule

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net capital:	
Partners' capital per the accompanying consolidated financial statements	$ 3,071,616
Less nonallowable assets:	
Investment securities not readily marketable	3,000,000
Net capital	71,616
Net capital requirement (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
Net capital in excess of required amount	$ 66,616
Net capital	$ 71,616
Aggregate indebtedness	$ —
Ratio of aggregate indebtedness to net capital	—

Note: This computation differs from the computation of net capital and aggregate indebtedness as reported by the Company in Part II-A of Form X-17 A-5 as of December 31, 2001 filed on January 23, 2002, as follows:

Reconciliation with partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Partnership's Part II (unaudited) FOCUS Report	38,390
Adjustments	33,226
Net capital per above	$ 71,616

See accompanying independent auditors' report.



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
GulfStar Group I, Ltd.:

In planning and performing our audit of the consolidated financial statements and schedule of GulfStar Group I, Ltd. (the Partnership) and subsidiary for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the partners, management, the National Association of Securities Dealers, Inc., state regulatory authorities, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 1, 2002